Exhibit to Item 77I

Terms of New or Amended Securities


On February 28, 2014, RBC Funds Trust (the "Trust") issued shares of beneficial interest in Class F shares of the RBC Short Duration Fixed Income Fund and RBC Ultra-Short Fixed Income Fund. Each share of beneficial interest has the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption that are set forth in the Trust Agreement and Declaration of Trust, as amended.

A description of Class F shares of the RBC Short Duration Fixed
Income Fund and RBC Ultra-Short Fixed Income Fund is incorporated by reference to Post-Effective Amendment No. 62 to the Registration Statement as filed with the SEC via EDGAR on February 28, 2014. (Accession No. 0000897101-14-000237).